UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38629

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQUITRANS MIDSTREAM CORPORATION

2200 Energy Drive

Canonsburg, Pennsylvania 15317

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Equitrans Midstream Corporation Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Equitrans Midstream Corporation Employee Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2019.

Pittsburgh, Pennsylvania

June 23, 2022

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2021	2020
Investments, at fair value
Mutual funds	$95,527,900	$77,536,853
Employer stock fund	3,164,338	2,136,325
Common/collective trusts	128,589,782	103,600,821

Investments, at fair value	227,282,020	183,273,999

Notes receivable from participants	1,354,321	1,134,643
Exchange receivable	-	99,851

Net assets available for benefits	$228,636,341	$184,508,493

See accompanying notes to financial statements

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2021
Additions:
Investment income:
Interest and dividends	$4,922,599
Net appreciation in fair value of investments	24,868,725

Other income	29,940

Interest on notes receivable from participants	58,697

Contributions:
Employer	9,890,476
Participant	8,960,320
Rollovers	1,251,154
Total contributions	20,101,950

Total additions	49,981,911

Deductions:
Benefits paid to participants	5,792,305
Administrative expenses	61,758

Total deductions	5,854,063

Net increase in net assets available for benefits	44,127,848

Net assets available for benefits:
At beginning of period	184,508,493
At end of period	$228,636,341

See accompanying notes to financial statements.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

1. Description of Plan

The following description of the Equitrans Midstream Corporation Employee Savings Plan, effective November 13, 2018 (as amended, the Plan), provides only general information. Participants should refer to the Plan document and the summary plan description for a complete description of the Plan’s provisions. If any statement in this description is inconsistent with the terms of the Plan document, the Plan document will control.

General

The Plan is a defined contribution profit sharing and savings plan with 401(k) salary reduction features and previously provided for the investment in qualifying employer securities, though the Employer Stock Fund (defined below) has been frozen to new contributions as of May 31, 2022, as described in Note 8 below. The Plan was originally adopted on November 13, 2018, by Equitrans Midstream Corporation (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Benefits Administration Committee (BAC), a named fiduciary of the Plan responsible for matters other than those that are investment related. The BAC has discretionary power and authority to construe, interpret and administer the Plan, and may adopt rules and regulations for administering the Plan. The Benefits Investment Committee (BIC) is the named fiduciary responsible for carrying out the investment-related provisions of the Plan.

All full-time and certain part-time employees of the Company are eligible to participate in the Plan on their first day of employment. Temporary employees, interns, co-op students or leased employees are not eligible to participate in the Plan.

Contributions

All participants may elect to contribute through payroll deductions to the Plan on a pre-tax basis up to 50% of eligible compensation, limited to $19,500 in 2021. These contributions are referred to as contract contributions. Participants who are 50 years of age or older during the plan year are permitted to contribute additional pre-tax catch-up contributions, up to $6,500 annually in 2021. Participants’ total annual contributions (both individual contributions and Company contributions) may not exceed the contribution limits under Section 415(c) of the Internal Revenue Code (IRC).

Each pay period, participants are eligible to receive a Company matching contribution equal to $0.50 per every $1.00 of contract contributions, subject to a maximum Company matching contribution of the lesser of the amount permitted by the IRC and 3% of eligible compensation. For the year ended December 31, 2021, the aggregate amount of the matching contribution, including the true-up contribution described below, was $3,117,501.

The Plan includes a true-up feature for all contributing participants that ensures each participant receives the full Company matching contribution the participant is entitled to for the Plan year, regardless of the timing of the contract contributions. As a result, if the participant makes contract contributions that qualify for matching contributions that are not received on a per-pay period basis, the Company makes an additional matching contribution. For the year ended December 31, 2021, the aggregate amount of the true-up contribution was $401,134.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

Participants may also receive a retirement contribution, which is determined on an annual basis at the discretion of the Company. During 2021, the amount of the retirement contribution was 6% of eligible compensation, subject to limitations imposed by the IRC. For the year ended December 31, 2021, the aggregate amount of the retirement contribution was $6,772,975.

Each participant directs the investment of contract and catch-up contributions (together, elective contributions) under Plan provisions intended to comply with ERISA Section 404(c). Each participant directs his or her elective contributions into various investment options offered by the Plan and may change his or her investment options on a daily basis. If a participant refuses or fails to make an investment election, his or her elective contributions are invested in a qualified default investment alternative designated by the BIC under the Plan until the participant makes his or her investment election. This investment is made into the age-based Fidelity Institutional Asset Management Blend Target Date Commingled Pool Fund Class Q (FIAM Funds), a diversified portfolio based on the participant’s date of birth. The Company’s retirement and matching contributions are permitted to be allocated among investment options in the same manner as the participant’s elective contributions as described above and are completed under Plan provisions intended to comply with ERISA Section 404(c).

A participant is entitled to exercise voting rights attributable to the shares invested in the Equitrans Midstream Corporation Common Stock Fund (Employer Stock Fund) allocated to his or her account. The trustee votes any shares for which the trustee does not receive instructions in the same proportion as those shares for which it has received instructions.

Rollover Contributions

Participants are permitted to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Participant Accounts

Each participant’s account is credited with the participant’s elective and rollover contributions, the Company’s matching, retirement and true-up contributions and Plan earnings, based on investment selection, and charged with an allocation of administrative expenses not paid by the Company. Investment-related administrative expenses are allocated to participant accounts based on investment selections and account balances. Other administrative expenses not paid by the Company are allocated to participants on a per capita or per transaction basis. Each participant is entitled to the benefit provided from the participant’s vested account.

Vesting

Participants are 100% vested in the value of elective contributions and rollover contributions made to the Plan. If employment of a participant is terminated from the Company for any reason other than involuntary termination without cause, retirement on or after age 65, death or total and permanent disability, the participant is entitled to receive the vested value of any Company contributions (matching, retirement and true-up).

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

Matching, retirement and true-up contributions vest in accordance with the following schedule:

Years of Continuous	Vested
Service Completed	Interest
Less than one year	0%
One year but less than two years	33%
Two years but less than three years	67%
Three years or more	100%

Years of continuous service completed are determined by the Plan and include employment by the Company’s former parent company and, as applicable, entities that the Company acquired. Forfeitures of the non-vested portion of participant accounts are used to reduce future Company contributions (matching, retirement and true-up). Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan. For the year ended December 31, 2021, aggregate forfeited non-vested accounts reduced Company contributions by $87,309. At December 31, 2021, the forfeiture credit balance was nominal.

Upon involuntary termination without cause, retirement on or after age 65, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any Company contributions (matching, retirement and true-up), regardless of years of continuous service completed.

Payments of Benefits to Participants

Upon separation from service with the Company due to death, disability, retirement or termination of employment, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum distribution, a direct rollover or installment payments. Installment payments can be based on a fixed dollar amount for each installment payment. In addition, a participant may elect an installment payment based on a fixed period. Under the fixed period calculation option, the account balance will be depleted over the fixed number of years specified, not to exceed 20 years. As soon as administratively possible after a distribution event, a participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as set forth in the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as set forth in the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available distributions.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

Notes Receivable from Participants

A participant may borrow from his or her account up to a maximum amount equal to the lesser of $50,000 or 50% of the participant’s vested eligible account balance. Loan terms may not exceed five years or, for the purchase of a primary residence, 30 years. The $50,000 limit, when applied, is reduced by the participant’s highest outstanding loan balance during the preceding twelve-month period. A participant may not apply for a second loan if a loan is outstanding. The loans bear interest equal to 1% above the “prime rate” (as posted to the “Federal Reserve Website” on the last business day of the prior month) at the time the loan is approved. This rate remains the same for the entire period of the loan. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, if the loan is not repaid in full as of the last business day of the calendar quarter following the calendar quarter in which the loan is initially considered past due, the unpaid loan balance will automatically be treated as a distribution to the participant.

Administrative Expenses and Other Income

Administrative expenses associated with the Plan may be paid out of Plan assets or by the Company. Investment management fees are paid by Plan participants based on participation in the various funds. In 2021, the funds’ operating expense ratios ranged from 0.02% to 0.82% based on the funds’ prospectuses, with an assumed/actual recordkeeping offset of 0.00% to 0.10%. Fund operating expenses are deducted from fund investment returns.

In 2021, fees for recordkeeping services and other general administration activities related to operating the Plan (Plan Administration Fees) were charged at a fixed amount of $65 per participant. In addition, a separate annual fee of 0.05% was assessed and paid by Plan participants with a balance in the Employer Stock Fund on the last business day of each quarter. Negotiated fee offsets (revenue sharing arrangements) between the Plan’s recordkeeper and certain professionally managed funds offered by the Plan are applied to and reduce the Plan Administration Fees. If the fee offsets for a quarter exceed the Plan Administration Fees for the quarter, a credit is applied, which may be allocated to participant accounts at the election of the plan administrator. For the year ended December 31, 2021, the Plan received $20,735 in revenue credits, which have been recorded in the other income line item in the accompanying Statement of Changes in Net Assets Available for Benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investments

The Plan’s investments are reported at fair value in the Statements of Net Assets Available for Benefits. See Note 3 for additional information regarding the fair value of the Plan’s investments.

The Employer Stock Fund consists of Equitrans Midstream Corporation common stock (Company common stock). The Plan held 305,970 and 265,651 shares of Company common stock as of December 31, 2021 and 2020, respectively. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the dividend payment date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution pursuant to the terms of the Plan and applicable tax law, the notes receivable balance is reduced, and a benefit payment is recorded.

3. Fair Value Measurement

The Plan has an established process for determining fair value for its financial instruments, which consist of mutual funds, Company common stock and common/collective trusts. The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	-	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

If the asset or liability has a specified (contractual) term, the Level 2 input used is observable for substantially the full term of the asset or liability.

Level 3	-	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of assets and liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation techniques and inputs used for assets measured at fair value.

Mutual funds: Valued at quoted market prices in an exchange and on an active market that represents the net asset value (NAV) of shares held by the Plan at year-end.

Employer Stock Fund: Valued at the closing price on the last trading date of the Plan year, reported on the active market on which the individual securities are traded.

Common/collective trusts: This category consists of the Fidelity Managed Income Portfolio II Fund and FIAM Funds. Common/collective trusts are valued at fair value as determined by the issuer, based on current fair values of the underlying assets of the fund. Since the net asset value of these common/collective trusts are determined and published and can be traded daily by participants, the Plan determined that these funds have a readily determinable fair value and are disclosed as Level 2 investments in the fair value hierarchy table below.

The preceding methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

As of December 31, 2021 and 2020, the Plan’s investments measured at fair value were as follows:

		Quoted Prices	Significant
	Total Fair	in Active	Other
	Value at	Markets for	Observable
	December 31,	Identical Assets	Inputs
Assets	2021	(Level 1)	(Level 2)
Mutual funds	$95,527,900	$95,527,900	$-
Employer stock fund	3,164,338	3,164,338	-
Common/collective trusts	128,589,782	-	128,589,782
Total investments, at fair value	$227,282,020	$98,692,238	$128,589,782

		Quoted Prices	Significant
	Total Fair	in Active	Other
	Value at	Markets for	Observable
	December 31,	Identical Assets	Inputs
Assets	2020	(Level 1)	(Level 2)
Mutual funds	$77,536,853	$77,536,853	$-
Employer stock fund	2,136,325	2,136,325	-
Common/collective trusts	103,600,821	-	103,600,821
Total investments, at fair value	$183,273,999	$79,673,178	$103,600,821

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of termination of the Plan, the interests of all affected participants will become fully vested.

5. Risks and Uncertainties

The Plan invests in various investment securities, including shares of Company common stock, that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the values of participants’ account balances under the Plan and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Related-Party and Party-in-Interest Transactions

Certain Plan investments include shares of mutual funds and common/collective trusts managed by Fidelity Management Trust Company or an affiliate thereof (Fidelity). Fidelity is the trustee and recordkeeper of the Plan and, therefore, these transactions may qualify as party-in-interest transactions under ERISA. Transactions with respect to notes receivable from participants and the Employer Stock Fund also qualify as related-party and party-in-interest transactions due to the relationships between the participants, on the one hand, and the Company and the Plan, on the other hand.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

7. Income Tax Status

The underlying volume submitter plan received an advisory letter from the IRS dated June 30, 2020, stating that the form of the plan is qualified under Section 401 of the IRC and, therefore, the related trust is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter. As a qualified plan, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has determined that, as of December 31, 2021 and 2020, no uncertain tax positions existed or were expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Subsequent Events

Effective as of the market close on May 31, 2022, the Employer Stock Fund is no longer available for contributions under the Plan. Participants who failed to take action by such deadline had funds that were allocated to the Employer Stock Fund allocated to the age-based FIAM Fund. However, dividends, if applicable, continue to be reinvested in the Employer Stock Fund after the May 31, 2022 freeze date.

SUPPLEMENTARY FINANCIAL INFORMATION

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

EIN: 83-0516635

Plan No.: 201

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2021

	(b)	(c)	(d)	Current
(a)	Identity of Issue	Description of Investment	Cost	Value
*	FIAM Target Date 2050 Commingled Pool Class Q	Common/collective trust	N/A	$23,911,483
*	FIAM Target Date 2045 Commingled Pool Class Q	Common/collective trust	N/A	21,679,195
*	FIAM Target Date 2040 Commingled Pool Class Q	Common/collective trust	N/A	18,155,722
*	FIAM Target Date 2035 Commingled Pool Class Q	Common/collective trust	N/A	16,969,816
*	FIAM Target Date 2025 Commingled Pool Class Q	Common/collective trust	N/A	14,282,986
*	Fidelity 500 Index Fund Institutional Premium Class	Mutual fund	N/A	12,563,487
*	FIAM Target Date 2030 Commingled Pool Class Q	Common/collective trust	N/A	12,028,885
*	Fidelity Contra fund Class K6	Mutual fund	N/A	11,961,077
	MFS Massachusetts Investors Growth Stock R6 Fund	Mutual fund	N/A	11,729,910
*	FIAM Target Date 2055 Commingled Pool Class Q	Common/collective trust	N/A	9,373,827
	AF Washington Mutual Investors Fund R6	Mutual fund	N/A	8,366,330
*	Fidelity Balanced Fund Class K	Mutual fund	N/A	6,802,964
*	Fidelity Total Market Index Fund Institutional Premium Class	Mutual fund	N/A	6,722,615
*	Fidelity Diversified International Fund Class K6	Mutual fund	N/A	6,548,651
	T. Rowe Price Diversified Mid Cap Growth Fund I	Mutual fund	N/A	6,270,260
*	Fidelity Managed Income Portfolio II Fund	Common/collective trust	N/A	5,464,809
	Invesco Developing Markets Fund	Mutual fund	N/A	4,401,427
*	FIAM Target Date 2020 Commingled Pool Class Q	Common/collective trust	N/A	4,083,296
	T. Rowe Price QM US Small Cap Growth Equity Fund I	Mutual fund	N/A	3,983,074
	Dodge & Cox Income Fund	Mutual fund	N/A	3,821,665
*	Employer stock fund	Equitrans Midstream Corporation common stock	N/A	3,164,338
*	Fidelity Treasury Only Money Market Fund	Mutual fund	N/A	2,950,336
	American Beacon Small-Cap Value Fund R6	Mutual fund	N/A	2,865,834
	Nuance Mid-Cap Value Fund Z Class	Mutual fund	N/A	2,213,435
*	FIAM Target Date 2060 Commingled Pool Class Q	Common/collective trust	N/A	2,090,027
	Neuberger Berman High Income Bond R6 Class	Mutual fund	N/A	2,017,882
*	Fidelity US Bond Index Premium	Mutual fund	N/A	1,544,360
*	Fidelity Global ex US Index Premium Fund	Mutual fund	N/A	764,593
*	FIAM Target Date Income Commingled Pool Class Q	Common/collective trust	N/A	223,725
*	FIAM Target Date 2015 Commingled Pool Class Q	Common/collective trust	N/A	154,646
*	FIAM Target Date 2005 Commingled Pool Class Q	Common/collective trust	N/A	121,431
*	FIAM Target Date 2010 Commingled Pool Class Q	Common/collective trust	N/A	49,934
*	Notes receivable from participants	Participant loans – 4.25% to 6.50% **	N/A	1,354,321
				$228,636,341

*	Party-in-interest to the Plan.
**	Maturities extend through year 2049.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITRANS MIDSTREAM CORPORATION
EMPLOYEE SAVINGS PLAN

	By	/s/ Mary C. Krejsa
Plan Manager, and Member, Benefits Administration Committee

June 23, 2022

INDEX TO EXHIBIT

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm